Investor Town Hall November 2023 Filed by Hut 8 Corp. Pursuant to Rule 425 Under the Securities Act of 1933, as amended Subject Companies: U.S. Data Mining Group, Inc. and Hut 8 Mining Corp. S-4 Commission File No.: 333-269738

2 All logos, trademarks, and brand names used belong to their respective owners This information is confidential; it is not to be relied on by any 3rd party without US Bitcoin Corp’s prior written consent DISCLAIMER About This Presentation This presentation, and all accompanying financial information, is being delivered on a confidential basis by U.S. Data Mining Group, Inc., a Nevada corporation (“Company”, “US Bitcoin,” “USBTC,” “we”, “us” or “our”). The material, data and information contained in this presentation are for informational purposes only and are not intended to provide tax, legal, investment or other advice. Any reproduction or distribution of this presentation, in whole or in part, or the disclosure of its contents, to any person (including in any jurisdiction outside the United States) without the prior written consent of the Company is prohibited. By accepting this presentation, each recipient agrees: to maintain the confidentiality of all information that is contained in this presentation and not already in the public domain. No representation or warranty, express or implied, is or will be given by the Company or any of its affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this presentation (including as to the accuracy or reasonableness of statements, estimates, targets, projections, assumptions or judgments described herein) or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of the Company, and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. Accordingly, none of the Company or any of its affiliates, directors, officers, employees or advisers or any other person shall be liable for any direct, indirect or consequential loss or damages suffered by any person as a result of relying on any statement in, or omission from, this presentation and any such liability is expressly disclaimed. Cautionary Note Regarding Forward-Looking Statements This communication includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward looking information”). All information, other than statements of historical facts, included in this communication that address activities, events or developments that U.S. Data Mining Group, Inc. dba US Bitcoin (“USBTC”) or Hut 8 Mining Corp. (“Hut 8”) expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of each company’s businesses, operations, plans and other such matters is forward-looking information. Forward looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “allow”, “believe”, “estimate”, “expect”, “predict”, “can”, “might”, “potential”, “predict”, “is designed to”, “likely” or similar expressions. In addition, any statements in this communication that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements with respect to: (i) the expected outcomes of the transaction, including New Hut’s assets and financial position; (ii) the ability of Hut 8 and USBTC to complete the transaction on the terms described herein, or at all, including, receipt of required regulatory approvals, shareholder approvals, court approvals, stock exchange approvals and satisfaction of other closing customary conditions; (iii) expectations related to the Celsius transaction, including the closing thereof and any required legal approvals and the expected impact on our business and miners and hashrate under management (iv) the expected synergies related to the transaction in respect of strategy, operations and other matters; (v) projections related to expansion; (vi) expectations related to New Hut’s hashrate and self-mining capacity; (vii) acceleration of ESG efforts and commitments; and (viii) the ability of New Hut to execute on future opportunities, among others. Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by USBTC and Hut 8 as of the date of this communication, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the ability to obtain requisite shareholder approvals and the satisfaction of other conditions to the consummation of the transaction on the proposed terms or at all; the ability to obtain necessary stock exchange, regulatory, governmental or other approvals in the time assumed or at all; the anticipated timeline for the completion of the transaction; the ability to realize the anticipated benefits of the transaction or implementing the business plan for New Hut, including as a result of a delay in completing the transaction or difficulty in integrating the businesses of the companies involved (including the retention of key employees); the ability to realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact on mining activities; the potential impact of the announcement or consummation of the transaction on relationships, including with regulatory bodies, employees, suppliers, customers, competitors and other key stakeholders; security and cybersecurity threats and hacks; malicious actors or botnet obtaining control of processing power on the Bitcoin network; further development and acceptance of the Bitcoin network; changes to Bitcoin mining difficulty; loss or destruction of private keys; increases in fees for recording transactions in the Blockchain; internet and power disruptions; geopolitical events; uncertainty in the development of cryptographic and algorithmic protocols; uncertainty about the acceptance or widespread use of digital assets; failure to anticipate technology innovations; climate change; currency risk; lending risk and recovery of potential losses; litigation risk; business integration risk; changes in market demand; changes in network and infrastructure; system interruption; changes in leasing arrangements; failure to achieve intended benefits of power purchase agreements; potential for interrupted delivery, or suspension of the delivery, of energy to New Hut’s mining sites; failure of the Celsius transaction to receive the necessary legal approvals or failure of the Celsius transaction to otherwise close; and failure to achieve the intended benefits of the Celsius transaction and expected impact on USBTC’s business and miners and hashrate under management. For a complete list of the factors that could affect USBTC and New Hut, please see the “Risk Factors” section of New Hut’s Registration Statement on Form S-4 (the “Form S-4”) available under New Hut’s profile at www.sec.gov. Additional Information About the Transaction and Where to Find It In connection with the transaction, that, if completed, would result in New Hut becoming a new public company, New Hut has filed a registration statement on Form S-4 (the “Form S-4”) with the U.S. Securities and Exchange Commission (“SEC”). USBTC and Hut 8 urge investors, shareholders, and other interested persons to read the Form S-4, including any amendments thereto, the Hut 8 meeting circular, as well as other documents filed or to be filed with the SEC and documents to be filed with Canadian securities regulatory authorities in connection with the transaction, as these materials do and will contain important information about USBTC, Hut 8, New Hut and the transaction. New Hut also has, and will, file other documents regarding the transaction with the SEC. This communication is not a substitute for the Form S-4 or any other documents that may be sent to Hut 8’s shareholders or USBTC's stockholders in connection with the transaction. Investors and security holders are or will be able to obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by New Hut through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Hut 8 at info@hut8.io and of USBTC at info@usbitcoin.com. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) or in a transaction exempt from the registration requirements of the Securities Act.

3 All logos, trademarks, and brand names used belong to their respective owners This information is confidential; it is not to be relied on by any 3rd party without US Bitcoin Corp’s prior written consent Welcome! Agenda State of the Union Merger Overview Post-Merger Closing

AGENDA State of the Union Merger Overview Post-Merger Closing

5 All logos, trademarks, and brand names used belong to their respective owners This information is confidential; it is not to be relied on by any 3rd party without US Bitcoin Corp’s prior written consent USBTC is on a mission to capture value at the cutting edge of new markets State of the Union 1. Our ambition is to maximize value at the intersection of energy and infrastructure 2. We play in large, global markets where there is a clear opportunity to create differentiated or new sources of value 3. We win by relentlessly pursuing three operating pillars: innovation, portfolio management, and partnerships ▸ Among scale leaders of institutional Bitcoin mining sector with more than 1 GW of pro forma capacity under management1 ▸ End-to-end experience across both traditional and next gen data center value chains, from design to construction to operations ▸ Pioneer of the Managed Services model serving renewable energy producers through flexible load development partnerships ▸ Disciplined portfolio management approach with diversified revenue stream and uncorrelated fiat-based business units ▸ Track record of forging blue-chip growth partnerships to scale rapidly and cost-effectively 1 Our Ambition 3 How We Win 2 Where We Play DEMAND Unmet demand for high-density data center infrastructure to power next gen workloads like AI SUPPLY Constrained data center supply and energy bottlenecks not addressable by incumbent data center operators Opportunity for USBTC to leverage differentiated capabilities to bridge clear supply-demand gap in nascent markets Note: (1) Transaction has not closed and is subject to regulatory approval

6 All logos, trademarks, and brand names used belong to their respective owners This information is confidential; it is not to be relied on by any 3rd party without US Bitcoin Corp’s prior written consent USBTC currently operates three business units State of the Union Business Units Bitcoin Mining Managed Services Cloud & Colocation AI Infrastructure Status Operational Operational Operational Future Description Designs, builds, and operates large-scale Bitcoin mining facilities, optimizing processor uptime and profitability through purpose-built asset management and energy curtailment software Offers a suite of turnkey services to design, build, and operate large scale energy infrastructure projects, mitigating the execution risk of independent development or investment for institutional partners Hosts and manages client processors under a variable rate and/or revenue share model Designs and builds GPU infrastructure for next generation workloads such as AI, machine learning, VFX, and rendering and offers fixed reserve compute capacity to clients Select Partners and Clients N/A Fortune 200 Renewable Energy Producer 1, Fortune 200 Renewable Energy Producer 2, multibillion-dollar AUM renewable infrastructure investment firm Marathon Digital (NASDAQ: MARA), Celsius Network USBTC under NDA; negotiations in process

7 All logos, trademarks, and brand names used belong to their respective owners This information is confidential; it is not to be relied on by any 3rd party without US Bitcoin Corp’s prior written consent USBTC expects to manage more than 1 GW of capacity across the United States State of the Union Note: (1) Transaction has not closed and is subject to regulatory approval 90 MW 490 MW 770 MW 730 MW 1,032 MW1 0 MW 200 MW 400 MW 600 MW 800 MW 1,000 MW 1,200 MW Q2 2022 Q3 2022 Q4 2022 Q1 2023 Pro forma Near-term path to more than 1 GW of installed capacity under management +11x +400 MW USBTC creates the Managed Services model and is selected as strategic operator of 400 MW of mining assets by a multibillion-dollar AUM renewable infrastructure investment firm +280 MW USBTC acquires a 50% interest in 280 MW of distressed mining assets from Compute North -40 MW USBTC assigns a 40 MW facility to a strategic investor in a restructuring transaction +302 MW USBTC is selected to manage mining assets in bankruptcy auction of Celsius Network; first phase amounts to 215 MW Capacity under Management

State of the Union

US BITCOIN CORP | 8

USBTC expects to add five new sites upon approval of Celsius transaction

Infrastructure Portfolio

	Current Sites				Near-Term Additions[1]	
						
	Alpha	Charlie	Delta	Echo I, II, III, IV	Foxtrot	Golf I, II, III, IV
Capacity	50 MW	100 MW	300 MW	280 MW	215 MW	87 MW
Location	Niagara Falls, NY	Kearney, NE	Granbury, TX	King Mountain, TX	Barstow, TX	Midland, TX
Number of Sites	1	1	1	4	1	4
Owner	USBTC	Multibillion-dollar AUM renewable infrastructure investment firm	Multibillion-dollar AUM renewable infrastructure investment firm	50-50 JV with Fortune 200 Renewable Energy Producer 1	Celsius Network	Celsius Network
Operator	USBTC Managed Services	USBTC Managed Services	USBTC Managed Services	USBTC Managed Services	USBTC Managed Services	USBTC Managed Services
Commentary	94% of energy supply from zero-emissions sources and renewables	20 Cloud & Colocation clients	Co-located behind-the-meter at a natural gas generation facility	Co-located behind-the-meter at the King Mountain wind farm	USBTC leading design and construction of partially completed facility	USBTC leading site upgrades and optimization

Note: (1) Transaction has not closed and is subject to regulatory approval

All logos, trademarks, and brand names used belong to their respective owners
This information is confidential; it is not to be relied on by any 3rd party without US Bitcoin Corp's prior written consent

Corporate Overview

US BITCOIN CORP | 9

Over the past year, USBTC has focused on diversified growth

Key Transactions

Date	Business Unit	Counterparty		Overview
05/2023	Managed Services	Celsius	Celsius Network Restructuring Committee (advised by Centerview Partners and Kirkland & Ellis)	▸ USBTC is selected through a competitive auction process to enter into one or more operating and services agreements to become the exclusive operator of all mining assets formerly owned by Celsius[1]
05/2023	Cloud & Colocation	MARATHON	Multiple incl. Marathon Digital (NASDAQ: MARA)	▸ USBTC finalizes colocation contracts for ~150,000 miners with major mining companies including Marathon Digital, Foundry USA, Sphere 3D, Decimal Group, and TeslaWatt
02/2023	N/A	HUT 8	Hut 8 (NASDAQ, TSX: HUT)	▸ USBTC and Hut 8 announce all-stock merger of equals
12/2022	Managed Services	-	Fortune 200 Renewable Energy Producer 1	▸ USBTC enters a 50-50 joint venture with a Fortune 200 Renewable Energy Producer to own and operate a 280 MW data center co-located behind-the-meter with the King Mountain wind farm
10/2022	Managed Services	-	Multibillion-dollar renewable infrastructure investment firm	▸ USBTC is selected through a formal RFP process as strategic operating partner for 400 MW of infrastructure in connection with the Chapter 11 bankruptcy of Compute North

Note: (1) Transaction has not closed and is subject to regulatory approval

All logos, trademarks, and brand names used belong to their respective owners
This information is confidential; it is not to be relied on by any 3rd party without US Bitcoin Corp's prior written consent

10 All logos, trademarks, and brand names used belong to their respective owners This information is confidential; it is not to be relied on by any 3rd party without US Bitcoin Corp’s prior written consent USBTC’s organizational structure has evolved State of the Union Old Structure New Structure CFO CCO Operations Energy CEO 1 Unchanged function Updated function New function Operations 1 Commentary Managed Services Corporate Dev. 2 Updated Managed Services function expands the role of the former Operations function and continues to report to the President New Corporate Development function reports to the President Corporate Strategy President CEO Corporate Strategy President Corporate Dev. Technology Managed Services CFO CCO Energy 1 Technology 2

11 All logos, trademarks, and brand names used belong to their respective owners This information is confidential; it is not to be relied on by any 3rd party without US Bitcoin Corp’s prior written consent Managed Services Corporate Development Updated Function (formerly Operations) New Function Objective Build Managed Services into the market leader in infrastructure development and operations partnerships Maximize USBTC equity value through investments, M&A, JVs, divestitures, partnerships, and other strategic initiatives Key Activities ▸Source, structure, and execute development partnerships and property management agreements with institutional clients ▸Build and manage client relationships ▸Manage day-to-day operations of client sites, including hosting operations and customer service ▸Optimize site-level P&L performance by executing initiatives to drive revenue and reduce operating costs ▸Collaborate with energy team to structure and execute energy management agreements with institutional clients ▸Design and construct new sites ▸Support the development of operating and reporting software and systems (e.g., Operator, Reactor, Nucleus) 1. Manage current assets and investments ▸Manage USBTC balance sheet and portfolio performance ▸Identify and execute initiatives to drive investment ROI and USBTC equity value (e.g., hedging, trading, financing) 2. Execute new growth ventures ▸Manage and prioritize pipeline of investment opportunities ▸Underwrite new greenfield projects ▸Structure and execute strategic M&A and joint ventures ▸Build and develop relationships with financing counterparties ▸Negotiate and secure project financing ▸Structure and execute divestitures and carveouts ▸Build long-term partnerships and strategic alliances Overview of the Managed Services and Corporate Development functions State of the Union

12 All logos, trademarks, and brand names used belong to their respective owners This information is confidential; it is not to be relied on by any 3rd party without US Bitcoin Corp’s prior written consent USBTC’s management team has also expanded… State of the Union Management Team Mike Ho CEO ▸ Bitcoin industry pioneer; design, built and sold mining infrastructure to Riot and Marathon as early as 2017 ▸ Founded an import-export company at age 17 and scaled to $100M+ revenue Asher Genoot President ▸ Founder of Curio, an EdTech company based in China serving thousands of families; scaled to 150+ employees ▸ Member of YPO; Member of Forbes 30 Under 30 Class of 2023; graduated summa cum laude from USC at 19 years old Joel Block CFO ▸ Former CEO of Collegewise, PE-backed and once-largest US college counseling company by counselor headcount ▸ 9 years with Credit Suisse in interest rate derivatives within Fixed Income division Matt Prusak CCO ▸ Former CBO of Curative; scaled from 7 to 7K employees and $0 to $2B+ in <1 year ▸ Alumnus of the Stanford GSB, Schwarzman Scholars, and Bain & Company (Singapore, Indonesia, UAE) Brad Richter SVP of Energy ▸ 25+ years of experience in structured energy and finance ▸ Former Director of Origination at Citi; Former Director of US Energy at BNP Paribas; Former Executive Director at JPMorgan Chase Gregory Irwin SVP of Corp Dev ▸ Former Senior Director at NextEra Energy (NYSE: NEE) with ~20 years of experience structuring and executing strategic M&A ▸ Former Senior Associate at KPMG and Duff & Phelps Samuel Gage SVP of Operations ▸ Former Private Equity Investor at Adams Street Partners with experience deploying $500M+ in capital in the technology sector ▸ Former Captain of the University of Chicago Men’s Basketball team

State of the Union

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...and we continue to be guided by veterans of energy, finance, and government

Independent Board Directors



Stanley O'Neal
Board Member

- Former CEO & Executive Chairman of Merrill Lynch
- Board Member of Clearway Energy (NYSE: CWEN), Element Solutions (NYSE: ESI), Arconic Corporation (NYSE: ARNC)
- Former Board Member of General Motors (NYSE: GM) and Alcoa (NYSE: AA)



Mayo Shattuck III
Board Member

- Former Chairman of Exelon Group (NASDAQ: EXC)
- Former Chairman, President and CEO of Constellation Energy (NASDAQ: CEG)
- Former Chairman and CEO of Deutsche Bank (NYSE: DB)
- Board Member of Capital One (NYSE: COF) and Gap (NYSE: GPS)
- Vice Chairman of John Hopkins Medicine



Amy Wilkinson
Board Member

- CEO of Ingenuity, innovation consulting firm serving Google, Salesforce, Roche, and other Fortune 500 companies
- Former US Trade Representative
- Former White House Fellow & Senior Advisor
- Alumna of JP Morgan M&A Investment Banking and McKinsey & Company
- Lecturer in Management at the Stanford University Graduate School of Business



Jonathan Koch
Board Member

- Vice President of Mergers and Acquisitions at NextEra Energy (NYSE: NEE)
- President of Novis Renewables and Falck Renewables North America
- Former Co-founder and Managing Director of US Renewables Group



Jordan Levy
Board Observer

- Managing Partner at SoftBank NY
- Co-founder and Co-CEO, Upgrade Corporation of America (now Sitel Worldwide)
- Former Board Member, ACV Auctions (NASDAQ: ACVA)
- Former Board Member, BuzzFeed (NASDAQ: BZFD)
- Board Member of Mount Sinai Medical Center Foundation

All logos, trademarks, and brand names used belong to their respective owners
This information is confidential; it is not to be relied on by any 3rd party without US Bitcoin Corp's prior written consent

14 All logos, trademarks, and brand names used belong to their respective owners This information is confidential; it is not to be relied on by any 3rd party without US Bitcoin Corp’s prior written consent Managed Services: An end-to-end model for energy infrastructure partnerships State of the Union Design and construction management Our end-to-end site design, construction, and project management services ensure that projects are designed, built, and optimized to exacting standards of performance, security, and efficiency Energy management Our in-house energy team can design and execute a disciplined, technical approach to capturing upside and mitigating risk against the largest cost of operations ▸ Economic curtailment ▸ Ancillary services ▸ Hedge optimization ▸ Back-office function Property management We maximize project returns through purpose-built operating technology, rigorous operating standards, and a focus on driving measurable bottom-line impact ▸ Site automation ▸ Site maintenance ▸ Substation management ▸ Hosting operations design ▸ Hosting operations management ▸ Procurement ▸ Site accounting ▸ Site reporting ▸ Human resources ▸ Safety and compliance

15 All logos, trademarks, and brand names used belong to their respective owners This information is confidential; it is not to be relied on by any 3rd party without US Bitcoin Corp’s prior written consent Managed Services: Design and construction management services State of the Union A. Site design B. Site construction C. Site optimization ▸ Deep expertise designing, building, and operating both containerized and building-deployed facilities ▸ Ongoing partnerships with key suppliers to develop custom, performance-optimizing designs ▸ Leveraging scale and buying power to achieve cost efficiencies ▸ Co-location of corporate team with projects to maintain standards of speed, quality, and safety ▸ Insourcing of general contractor and project management functions ▸ Mix of local, regional, and national contractors to ensure timely execution ▸ Systemized, analytical approach to identify and execute infrastructure optimization initiatives that drive measurable bottom-line impact Design and construction management Property management Energy management Day 1 Land purchased Day 34 3 containers installed Day 43 Site energized Day 62 17 containers installed Day 80 21 containers installed Case study: 42 MW site buildout

16 All logos, trademarks, and brand names used belong to their respective owners This information is confidential; it is not to be relied on by any 3rd party without US Bitcoin Corp’s prior written consent State of the Union Design and construction management Property management Energy management Managed Services: Property management services (1 of 3) A. Site automation B. Site maintenance C. Substation management ▸ Deploying purpose-built operating technology to automate site operations ▸ Operator asset management platform tracks equipment in real-time, automatically diagnoses dysfunctions, and issues work orders ▸ Maximizing site uptime and asset value through preventative maintenance ▸ Leveraging buying power to deliver cost savings ▸ Clear definition of scope of ownership in maintenance and contractor management ▸ Employee training on best-in-class operating procedures to efficiently and safely perform switching exercises and general monitoring of substation assets

17 All logos, trademarks, and brand names used belong to their respective owners This information is confidential; it is not to be relied on by any 3rd party without US Bitcoin Corp’s prior written consent 2 All logos, trademarks, and brand names used belong to their respective owners. This information is confidential; it is not to be relied on by any 3rd party without US Bitcoin Corp’s prior written consent Operating Snapshot: August 2023 Operating Report Notes: (1) Uptime adjusted to account for energy curtailment and scheduled maintenance Category Commentary Safety ▸ Zero incidents occurred during June Customers ▸ A/R– $0.7mm of A/R aging greater than 30 days as of June 30th ▸ A/R – $277k and $780k of A/R aging greater than 180 and 360 days, respectively, as of Jun 30 ▸ See Appendix B for additional A/R detail Revenue ▸ Occupancy – In June, occupancy was ~80% with 20% still sellable. ▸ Variable Rate – During June, the variable rate ranged from $62.50 to $65.00 per MWh. Average variable rate for the month was $63.08 Operations ▸ Customer Feedback: Largest issues flagged by customers are: 1) time to repair 2) overheats due to high ambient temperature ▸ Repairs – There are currently zero miners out for repair ▸ Uptime – The site achieved uptime of 96.32% during June. Downtime was primarily attributable to two brief network outages post-curtailment, which is now corrected; and miner overheats due to high ambient temperatures ▸ Hash Rate – Average hash rate was 6.3 EH/s. Average hash rate for June was flat relative to May ▸ Capacity – Energized 225 MW of 300 MW (75% capacity). MW utilization was flat relative to May ▸ Capacity – Filled 72,326 of 91,280 Rack Spaces (80% capacity). Rack space utilization was flat relative to May Infrastructure ▸ Sound wall is in process. Awaiting delivery of materials but preparing the site for easy install when they arrive ▸ Swapping PMT’s for repair with rental units in order to minimize downtime while the transformers are repaired ▸ Completing additional fence around O&M for improved security of assets Consumption and Curtailment (in thousands of MWh) Uptime1 Rackspace 96% 4% 0% 20% 40% 60% 80% 100% Running Downtime 32,778 39,448 17,674 0% 20% 40% 60% 80% 100% Signed In Negotiation Running to Expiration Sellable 0 50 100 150 200 250 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Actual Consumption Curtailment Budget Consumption Curtailment Plan State of the Union Design and construction management Property management Energy management D. Procurement E. Site accounting F. Site reporting ▸ Full ownership of sourcing and procurement of key data center equipment purchases and resales, including the usage of existing credits ▸ Tailored operating budget development and management of all aspects of site accounting, including accounts payable and receivable, employee payroll, cash collections, and recordkeeping ▸ Full ownership of financial statements and operating reports ▸ Real-time site monitoring with regular reporting on key financial and operating metrics ▸ Monthly operating reports include key financial and operating metrics (e.g., summary of infrastructure health, budget variance, customer contracts, A/R) Managed Services: Property management services (2 of 3) Executive Daily Report 2023-08-19 AveraĀe Hashrate Peak Hashrate Deployed Hashrate Peak / Deployed Hashrate Eÿficiency *Adj. Hashrate Eÿficiency Site A 1,607 Site B 2,486 1,646 99.4% 97.6% 99.3% Site C 1,227 2,509 99.6% 99.1% 99.4% Site D 2,940 1,254 99.2% 97.8% 99.2% 2,979 99.4% 98.7% 99.3% Site A 1,555 Site B 2,359 1,646 97.8% 94.5% 97.2% Site C 1,232 2,509 98.7% 94.0% 98.1% Site D 2,842 1,254 99.8% 98.2% 99.6% 2,979 98.5% 95.4% 97.4% (PH/s) (PH/s) (PH/s) (%) (%) (%) * * * A R d o j l .. l H in a Ā s p h e ra a t k e h e a ÿfi sh c r ie a n te cy defined as hashrate adjusted ÿor curtailment divided by deployed sticker hashrate is the averaĀe oÿ peak hashrate in the period 8/18/2023 8,260 8,341 8,389 99.4% 98.5% 99.3% 7 Day Avg. 7,988 8,273 8,389 98.6% 95.2% 97.9% 1,637 2,498 1,245 2,961 1,611 2,477 1,251 2,934

18 All logos, trademarks, and brand names used belong to their respective owners This information is confidential; it is not to be relied on by any 3rd party without US Bitcoin Corp’s prior written consent State of the Union Design and construction management Property management Energy management Managed Services: Property management services (3 of 3) OPERATIONS TEAM SOP MANUAL A guidebook of best practice ‘23 operating procedures 2ND EDITION www.usbitcoin.com A.7 | INCIDENT REPORT FORM 38 | G. Human resources H. Safety and compliance I. Hosting operations management ▸ Management of all aspects of human resources, including recruitment, employment, compensation and benefits, training and development, performance management, legal compliance, and temporary staffing ▸ Establishment of site leadership and organizational structures ▸ Ensuring full compliance with safety and health standards enforced by regulators ▸ Comprehensive health and safety training and certification for all site employees ▸ Maintenance of all permits, licenses, and records required for site compliance ▸ End-to-end hosting operations design and management, from business model design to pricing and negotiations to ▸ Full ownership of customer billing, customer service, equipment maintenance and repair, and reporting

19 All logos, trademarks, and brand names used belong to their respective owners This information is confidential; it is not to be relied on by any 3rd party without US Bitcoin Corp’s prior written consent Managed Services: Energy management services State of the Union Design and construction management Property management Energy management A. Economic curtailment B. Ancillary services ▸ Ramping of site power consumption based on real-time energy prices ▸ Dynamic underclocking of ASIC miners to optimize profitability in downcycles using purpose-built Reactor curtailment platform ▸ Participating in ancillary services to generate additional sources of revenue for site owners C. Hedge optimization D. Back-office function ▸ Leveraging relationships with energy providers and trading desks to source long-term hedging opportunities ▸ Full ownership of back-office energy management activities. including usage analytics, settlement analysis, and bill reconciliation ▸ Regular reporting on curtailment, ancillary services, and bill estimation

20 All logos, trademarks, and brand names used belong to their respective owners This information is confidential; it is not to be relied on by any 3rd party without US Bitcoin Corp’s prior written consent USBTC deploys proprietary operating tech at each data center it manages State of the Union 1. Operator Asset management platform that automates site operations 2. Reactor Algorithmic energy curtailment platform that optimizes site profitability 3. NOC Network Operations Center, a central site monitoring center 4. Nucleus Automated report generation platform

21 All logos, trademarks, and brand names used belong to their respective owners This information is confidential; it is not to be relied on by any 3rd party without US Bitcoin Corp’s prior written consent Operator: Asset management platform State of the Union Operator Purpose-built software platform tracks assets at the fleet, site, and individual unit levels. Aggregates large data sets that enable the development of scaled automations. At mining sites, monitors temperature, fan speeds, hashrate performance, and miner errors. Identifies and diagnoses miner dysfunctions to streamline miner repair operations. ▸ Scalable at core ▸ Multi-facility by design ▸ Miner-level granularity and diagnostics ▸ Supports leading manufacturers of next generation data center equipment such as MicroBT, Bitmain, and Canaan ▸ Priority on testability and code quality 1

22 All logos, trademarks, and brand names used belong to their respective owners This information is confidential; it is not to be relied on by any 3rd party without US Bitcoin Corp’s prior written consent Reactor Purpose-built curtailment platform actively manages the site energy portfolio, capitalizing on volatility in energy markets. Hedges are “take or liquidate,” enabling the capture of additional profit by selling energy back to the grid ▸ Supports both scheduled and real-time curtailment events ▸ Ability to respond to 4CP events with minimal baseload power consumption ▸ Ability to bid into ancillary service programs ▸ Ability to underclock machines to improve efficiency in times of high power pricing Reactor: Algorithmic energy curtailment platform State of the Union 2

State of the Union

US BITCOIN CORP | 23

③ Network Operations Center (NOC)

Network Operations Center (NOC)

Central site monitoring center that enables agile response to operating issues as they arise, enabling USBTC to advise and dispatch personnel to maximize site uptime. NOC monitors critical operating metrics including hashrate, stale rate, and power consumption across the USBTC site portfolio

- Provides visibility into sites both owned by USBTC and operated for third-party clients
- Supports repair operations and RMA tracking
- Serves as a checks and balances system, continuously verifying performance and actively assisting in troubleshooting of critical issues that drive site uptime
- For mining sites, manages decision-making on mining management, changing of pools, miner reboots, and underclocking

④ Nucleus

Nucleus

Automated report generation platform aggregates and visualizes key operating data from every site across the USBTC site portfolio, driving informed decision-making. Sample reports include the following:


US BITCOIN CORP

Executive Daily Report
2023-08-19

	Average Hashrate (PH/s)	Peak Hashrate (PH/s)	Deployed Hashrate (PH/s)	Peak / Deployed (%)	Hashrate Efficiency (%)	*Adj. Hashrate Efficiency (%)
8/18/2023	**8,260**	**8,341**	**8,389**	**99.4%**	**98.5%**	**99.3%**
Site A	1,607	1,637	1,646	99.4%	97.6%	99.3%
Site B	2,486	2,498	2,509	99.6%	99.1%	99.4%
Site C	1,227	1,245	1,254	99.2%	97.8%	99.2%
Site D	2,940	2,961	2,979	99.4%	98.7%	99.3%
7 Day Avg.	**7,988**	**8,273**	**8,389**	**98.6%**	**95.2%**	**97.9%**
Site A	1,555	1,611	1,646	97.8%	94.5%	97.2%
Site B	2,359	2,477	2,509	98.7%	94.0%	98.1%
Site C	1,232	1,251	1,254	99.8%	98.2%	99.6%
Site D	2,842	2,934	2,979	98.5%	95.4%	97.4%

*Adj. Hashrate efficiency defined as hashrate adjusted for curtailment divided by deployed sticker hashrate
**Rolling peak hashrate is the average of peak hashrate in the period

- Average hashrate
- Peak hashrate
- Deployed hashrate
- Peak / deployed hashrate
- Hashrate efficiency

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This information is confidential; it is not to be relied on by any 3rd party without US Bitcoin Corp's prior written consent

AGENDA State of the Union Merger Overview Post-Merger Closing

25 All logos, trademarks, and brand names used belong to their respective owners This information is confidential; it is not to be relied on by any 3rd party without US Bitcoin Corp’s prior written consent USBTC is merging with Hut 8, a public miner based in Canada Merger Overview US Bitcoin Corp Hut 8 Mining Year Founded ▸ 2020 ▸ 2018 Ownership ▸ US-based private company ▸ Canada-based public company Headquarters ▸ Miami, Florida, United States ▸ Toronto, Ontario, Canada Infrastructure Portfolio ▸ (4) digital asset mining sites ▸ (1) site fully owned, (1) site owned under a 50-50 JV, and (2) sites managed under managed services agreements ▸ (2) digital asset mining sites ▸ (5) high performance computing data centres ▸ (1) MicroBT-certified repair centre Business Units ▸ Self-mining ▸ Cloud & Colocation ▸ Managed Services ▸ Equipment Sales ▸ Self-mining ▸ High Performance Computing ▸ MicroBT-certified Repair Center

26 All logos, trademarks, and brand names used belong to their respective owners This information is confidential; it is not to be relied on by any 3rd party without US Bitcoin Corp’s prior written consent Hut 8 and USBTC are strategic complements Corporate Overview US Bitcoin Corp Hut 8 Mining Innovation & Resilience ▸ Nimble, innovative technologists USBTC was founded in December 2020 and has differentiated itself through its operating rigor, technology stack, and blue-chip growth partnerships ▸ Resilient market veterans Hut 8 is a pioneer of digital asset mining and has navigated bull and bear market cycles through disciplined portfolio and treasury management Opportunity + Resources ▸ Track record of opportunistic investment and growth USBTC has a track record of opportunistic growth, even during market downturns ▸ Ability to deploy capital responsively Hut 8 takes a proven balance sheet-first approach to building optionality and shareholder value Shared Focus on Diversification ▸ Vertically integrated across the mining value chain with fiat revenue streams: (1) self-mining, (2) cloud and colocation, (3) managed services, and (4) equipment sales ▸ Diversified business model with alternative and uncorrelated return strategies and a unique portfolio of owned infrastructure assets

Merger Overview

US BITCOIN CORP | 27

Transaction Thesis: Supercharging the next chapter of New Hut growth

Dimension	Thesis	Expected impact
Scale	USBTC's portfolio of owned and managed sites is expected to accelerate Hut 8's growth trajectory	Immediate step change in operating scale and transition to market leadership
Scope	USBTC's track record of operating rigor and execution is expected to enhance Hut 8's financial and strategic optionality	Access to the US market with established credibility among industry stakeholders
Platform	USBTC's complementary, uncorrelated new lines of business is expected to advance Hut 8's focus on sustainable growth	Reduced exposure to self-mining economics and new capex-light paths to scale
Power	USBTC's disciplined, technical approach to energy sourcing and management is expected to strengthen Hut 8's energy strategy	Optimized returns through sophisticated "electron arbitrage" strategies
IP	USBTC's purpose-built operating technology can be deployed across the site portfolio to drive site returns	Optimized returns through automation of site management and energy curtailment
People	USBTC's experienced operating team is expected to enhance Hut 8's existing team of veteran business leaders and executives	Unmatched operating expertise driving the next chapter of Hut 8's growth

All logos, trademarks, and brand names used belong to their respective owners
This information is confidential; it is not to be relied on by any 3rd party without US Bitcoin Corp's prior written consent

AGENDA State of the Union Merger Overview Post-Merger Closing

29 All logos, trademarks, and brand names used belong to their respective owners This information is confidential; it is not to be relied on by any 3rd party without US Bitcoin Corp’s prior written consent Post-Merger Infrastructure Platform Post-merger infrastructure platform Post-Merger Digital Asset Mining Sites 1 - Drumheller, AB 4 - Charlie - Kearney, NE 2 - Medicine Hat, AB 5 - Delta - Granbury, TX 3 - Alpha - Niagara Falls, NY 6 - Echo - King Mountain, TX High Performance Computing Data Centers 1 - Vancouver, BC I 4 - Vaughan, ON 2 - Vancouver, BC II 5 - Mississauga, ON 3 - Kelowna, BC MicroBT-certified Repair Center 1 - Medicine Hat, AB Corporate Offices 1 - Miami, FL 2 - Toronto, ON

30 All logos, trademarks, and brand names used belong to their respective owners This information is confidential; it is not to be relied on by any 3rd party without US Bitcoin Corp’s prior written consent Setting our target on the $165B+ GPU cloud market driving the AI revolution Post-Merger Note: (1) Other includes AI-based gaming spending, AI-driven ad spending, AI-focused IT services, and AI-based business services; (2) Software includes specialized AI assistants, coding, devops, and AI workflows, AI workload infrastructure software, AI drug discovery software, AI-based cybersecurity spending, and AI education spending; (3) Devices includes computer vision AI products and conversational AI products; (4) Infrastructure includes AI server, AI storage, and AI infrastructure as a service; Source: Bloomberg Intelligence $200B $400B $600B $800B $1,000B $1,200B $1,400B $0B 2022 Infrastructure4 (474) Devices3 (168) Software2 (280) Other1 (382) 2032E 40 399 1,304 2027E Generative AI Market Revenue by Segment CAGR ’22–’32E 42% 100% 69% 45% 30% GPU cloud segment TAM estimated at $165B

31 All logos, trademarks, and brand names used belong to their respective owners This information is confidential; it is not to be relied on by any 3rd party without US Bitcoin Corp’s prior written consent Hardware Infrastructure Supply shortages have resulted in unmet demand and enforced high barriers to entry for new players “The AI boom brought on by ChatGPT has caused demand for high-computing GPUs to soar. Coupled with the US ban on AI chip sales to China, major Chinese companies like Baidu are buying up Nvidia's AI GPUs” May 2023 The scarcity has created a stark contrast between the haves and have-nots. In June, Inflection AI, an AI start-up in Palo Alto, Calif., announced it had acquired 22,000 of Nvidia’s H100 chips. It also said it raised $1.3 billion from Microsoft, Nvidia and others. Structural issues are driving supply shortage with addressable revenue untapped “The most powerful GPUs have been consistently in short supply for the past 12-plus months. There is no sign that the GPU shortage we have today will abate in the near future” April 2023 August 2023 Post-Merger “[Data center] supply pressures have pushed back construction timelines. Absorption in 2023 is expected to be lower than in 2022 because developers have pushed back lead times from the norm of 12– 16 months to more than 24 months. Deals for new spaces signed now will not be delivered until at least mid-2024 due to the time it takes to acquire components.” 2023 Global Data Center Outlook 2.9% Record-low data center vacancy levels in major US cities 212x Expected increase in data center power consumption between 2023 and 2028

AGENDA State of the Union Merger Overview Post-Merger Closing

Closing

US BITCOIN CORP | 33

Merger of equals capitalization structure


US BITCOIN CORP
HUT 8
50%
50%
~221.158M Hut 8 FDIM shares
~65.857M USBTC FDIM shares
1 to 3.358
stock split
~221.158M Hut 8 FDIM shares
~221.158M USBTC FDIM shares
~442.315M New Hut FDIM shares
5 to 1
reverse split
~88.463M New Hut shares
outstanding

All logos, trademarks, and brand names used belong to their respective owners
This information is confidential; it is not to be relied on by any 3rd party without US Bitcoin Corp's prior written consent

34 All logos, trademarks, and brand names used belong to their respective owners This information is confidential; it is not to be relied on by any 3rd party without US Bitcoin Corp’s prior written consent Closing Q&A

35 All logos, trademarks, and brand names used belong to their respective owners This information is confidential; it is not to be relied on by any 3rd party without US Bitcoin Corp’s prior written consent Contact information Investor Relations Sue Ennis, Head of Investor Relations info@usbitcoin.com sue@hut8.io